UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 05 June 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	5 June 2014

AIB - Executive Director Biography

Further to its announcements of 29 May 2014 and 17 December 2013, Allied Irish Banks p.l.c. ("AIB") provides additional biographical information in relation to Mark Bourke, Chief Financial Officer and Executive Director of the bank. This information outlines previous directorships held by Mr. Bourke in the past five years. He is now no longer a director of these entities.  Mr. Bourke joined AIB on 7 May 2014 and was formally appointed to the Board on 29 May 2014.

MARK BOURKE BIOGRAPHY

AGE:  48

CAREER DETAILS
Mr. Bourke joined AIB from IFG Group p.l.c., ("IFG") a financial services firm that provides pension and investment administration and advisory services in the UK and Ireland.   He was Group Chief Executive at IFG until April 2014 and was appointed to that role in 2006 having joined IFG as Group Finance Director in 2000.

Mr. Bourke began his career at Price Waterhouse Coopers (PWC) in 1989 where, in 2000, he was made a partner in the firm specialising in international taxation. He is a member of the Institute of Chartered Accountants Ireland (ICAI) and Institute of Taxation in Ireland (AITI) and he was educated at University College Dublin and Dublin City University.

Previous Directorships:
IFG Group Plc
Bumper2Bumper Automotive Limited                   Voluntarily Dissolved January 2013

Previously Held IFG Subsidiary Directorships
IFG Group plc
IFG Properties Limited
IFG Asia Holdings Limited
Mortgage & Assurance Services Limited
IFG Investment and Mortgage Services Limited
IFG Finance Limited
IFG Securities Limited
IFG Ireland Management Limited
Title Underwriting Ireland Limited
IFG Nominees Limited
Quigley Consultants Limited
IFG Pensco Limited
Nameridge Limited
IFG Treasury Limited
The IPS Partnership Limited
IPS Pensions Limited
James Hay Administration Limited
James Hay WRAP Partners Limited
James Hay Holdings Limited
IFG UK Group Holdings Limited
John Siddall France SAS
IFG Partnership Limited
Saunderson House Limited
IFG UK Finance Limited
IFG Core Ireland Holdings Limited
Foster & Cranfield Limited
IFG Holdings (Ireland) Limited                                    Dissolved 2011
IFG Homeloans Limited                                                Dissolved 2011
Retirement Strategies Limited                                      Dissolved 2012
First Names Finance Limited                                        Dissolved July 2012

The above information outlines all relevant disclosures under Rule 17 and Schedule Two (g) (i) - (viii) of the Enterprise Securities Market (ESM) Rules for Companies.

-ENDS-

For further information please contact:

Enda Johnson	Niamh Hennessy
Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-7726010	Tel: +353-1-7721382
email: enda.m.johnson@aib.ie	Email: niamh.n.hennnessy@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 05  June 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.